UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: April 27, 2020

Wiley Area Development LLC d/b/a Tasty Equity

Ohio
(State or other jurisdiction of incorporation or organization)

81-5422785
(I.R.S. Employer Identification No.)

572 Breckenridge Way

Beavercreek, OH 45430

937-410-0041
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Class B Units

Item 9.  On April 27, 2020, Wiley Area Development LLC d/b/a Tasty Equity (the “Company”) and Dalmore Group, LLC (“Dalmore”) entered into a Broker-Dealer Agreement ("Broker-Dealer Agreement") pursuant to which Dalmore will be the broker-dealer of record in order to provide compliance and administrative services for the offering of the Company's Class B Units under Regulation A. A new form of Subscription Agreement and the Broker-Dealer Agreement are filed as Exhibits to this Current Report on Form 1-U.

In addition, the Company is not able to meet its filing deadline for its annual report on Form 1-K pursuant to 17 CFR § 230.257 due to circumstances relating to coronavirus disease 2019 (COVID-19). The Company has disclosed this fact on its public website and has disclosed that it is relaying on §230.257(f). The Company notes its obligation to file its annual report on Form 1-K within 45 days of the original filing deadline. The Company hereby states in good faith that it could not file its annual report on Form 1-K on a timely basis because its auditors were unable to complete the audited financial reports in a timely manner due to circumstances relating to coronavirus disease 2019 (COVID-19).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter): Golden Seed, Inc.

By (Signature and Title): /s/ Byron C. (Chris) Wiley

President (Principal Executive Officer) and Manager

Date: April 27, 2020

Exhibits:

1A-1Broker Dealer Services Agreement with Dalmore Group LLC

1A-4Form of Subscription Agreement